Filing by AIM Variable Insurance Funds (Invesco Variable Insurance Funds) pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
(SEC File No. 811-07452)

Important Dates
•	Week of Feb. 28, 2011 Proxy mailing to shareholders begins

•	April 2011 Shareholder meeting for proposed changes

•	May 2011 Reorganization completed

Invesco Variable Insurance Fund Reorganization
After careful consideration, the Invesco Funds Board of Trustees has approved a reorganization of Invesco V.I. Global Multi-Asset Fund and Invesco Van Kampen V.I. Global Tactical Asset Allocation Fund into Invesco V.I. Balanced-Risk Allocation Fund, pending shareholder approval.
Shareholders are being asked to consider the proposal approved by the Invesco Funds Board because we believe the proposed changes reduce overlap and enhance efficiency across our product offerings. The chart below provides specific details regarding the funds involved in the reorganization.

Proposed Invesco V.I. Fund Reorganization

Target Fund	CUSIP Number	Acquiring Fund	CUSIP Number
Invesco V.I. Global Multi-Asset Fund		Invesco V.I. Balanced-Risk Allocation Fund
Series I	008892168	Series I	008892143
Series II	008892150	Series II	008892135

Invesco Van Kampen V.I. Global Tactical Asset Allocation Fund		Invesco V.I. Balanced-Risk Allocation Fund
Series I	00888X732	Series I	008892143
Series II	00888X724	Series II	008892135

Contact us
Should you have questions, please contact your Invesco representative at 800 410 4246.

Invesco: Helping investors worldwide achieve their financial objectives
Our “investors first” approach is built on:

Commitment to investment excellence	Depth of investment capabilities	Organizational strength
We believe high-quality results begin with specialized insight and disciplined oversight.	Our wide range of investment capabilities is designed to support a variety of financial objectives.	As an independent firm, our global organization is solely focused on investment management.
FOR INSURANCE COMPANY HOME OFFICE USE ONLY

not fdic insured | may lose value | no bank guarantee

About the funds
For additional information about the acquiring fund and target funds, including a comparison of the investment objectives, strategies and risks of the funds, please see the definitive proxy statement/prospectus once it is available.

Where to find additional information
In connection with the proposed reorganization, the acquiring fund will file a definitive Proxy Statement/Prospectus with the Securities and Exchange Commission (the “Commission”). All shareholders are advised to read the definitive Proxy Statement/Prospectus in its entirety when it becomes available, because it will contain important information regarding the target funds, the acquiring fund, the realignment, the target funds boards’ considerations in recommending the realignment, the persons soliciting proxies in connection with the realignment and the interest of these persons in the transactions and related matters. The definitive Proxy Statement/Prospectus is expected to be mailed to target fund shareholders on or about February 28, 2011. Shareholders may obtain a free copy of the definitive Proxy Statement/Prospectus when available and other documents filed by the acquiring fund with the Commission at the Commission’s web site at http://www.sec.gov. In addition, copies of the definitive Proxy Statement/Prospectus, once available, may be obtained, free of charge, by directing a request via mail or phone to Invesco, 11 Greenway Plaza, Suite 2500, Houston, TX 77046, 800 959 4246. In addition to the definitive Proxy Statement/Prospectus, each target fund and the acquiring fund file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by a target fund or acquiring fund at the Commission’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1 800 SEC 0330 for further information on the public reference room. Filings made with the Commission by either a target fund or acquiring fund are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the solicitation
The acquiring fund, target fund and their respective trustees, officers and certain employees may be soliciting proxies from shareholders in favor of the realignment. Information concerning persons who may be considered participants in the solicitation of the target funds’ shareholders under the rules of the Commission will be set forth in the definitive Proxy Statement/Prospectus to be filed by the acquiring fund.
FOR INSURANCE COMPANY HOME OFFICE USE ONLY

not fdic insured | may lose value | no bank guarantee
Consider the investment objectives, risks, and charges and expenses carefully. For product and underlying fund prospectuses containing this and other information for any variable annuity or variable life product that invests in the Invesco variable insurance funds, contact your Invesco representative. Shares of the variable insurance funds cannot be purchased directly. Not all funds and classes are available in all products. Investors should read the prospectuses carefully before investing.

     The Invesco variable insurance funds are used solely as investment vehicles by insurance company separate accounts to fund variable annuity contracts and variable life insurance policies. Shares of the funds cannot be purchased directly. Expenses and fees are determined by the offering insurance company and will vary. Invesco Distributors, Inc. does not offer any variable products.
invesco.com/us IFVIPA-FLY-1-E 02/11                      Invesco Distributors, Inc.